                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 13D/A
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)*


                              AMERICAN MEDIA, INC.
                                (Name of Issuer)


                              CLASS A COMMON STOCK
                         (Title of Class of Securities)


                                   02744L100
                                 (CUSIP Number)


                                  JAMES LAWSON
                       MANAGER, INVESTMENT ADMINISTRATION
                        I.G. Investment Management, Ltd.
                               One Canada Centre
                               447 Portage Avenue
                           Winnipeg, Manitoba Canada
                                    R3C 3B6
                           Telephone:  (204) 956-8224
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 MARCH 31, 1997
            (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 02744L100

1.   Names of Reporting Person(s).
     I.R.S. Identification No(s). of above person(s) (entities only).
         Investors U.S. Growth Fund
         Reporting Person, a non-US entity, has no I.R.S. Identification Number.

2.   Check the Appropriate Box if a member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]

3.   SEC Use Only

4.   Source of Funds (See Instructions)
     00 -- Funds from time to time committed to Investors Group Trust Co. Ltd. by Unitholders for
     investment in Units of the Fund.

5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
     [   ]

6.   Citizenship or Place of Organization
     Manitoba, Canada

Number of Shares          7.      Sole Voting Power 0
Beneficially Owned        8.      Shared Voting Power 949,800
by Each Reporting         9.      Sole Dispositive Power 0
Person With               10.     Shared Dispositive Power 949,800

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     949,800

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
     [ ]

13.  Percent of Class Represented by Amount in Row (11):
     4.5%

14.  Type of Reporting Person (See Instructions)
     00  (Open-end mutual fund trust governed by the laws of the Province of Manitoba, Canada)

                                       2A

CUSIP NO. 02744L100

1.   Names of Reporting Person(s).
     I.R.S. Identification No(s). of above person(s) (entities only).
        Investors Global Fund
        Reporting Person, a non-US entity, has no I.R.S. Identification Number.

2.   Check the Appropriate Box if a member of a Group (See Instructions)
     (a) [   ]
     (b) [   ]

3.   SEC Use Only

4.   Source of Funds (See Instructions)
     00 -- Funds from time to time committed to Investors Group Trust Co. Ltd. by Unitholders for
     investment in Units of the Fund.

5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
     [   ]

6.   Citizenship or Place of Organization
     Manitoba, Canada

Number of Shares          7.      Sole Voting Power 0
Beneficially Owned        8.      Shared Voting Power 95,800
by Each Reporting         9.      Sole Dispositive Power 0
Person With               10.     Shared Dispositive Power 95,800

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     95,800

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
     [   ]

13.  Percent of Class Represented by Amount in Row (11):
     0.5%

14.  Type of Reporting Person (See Instructions)
     00 (Open-end mutual fund trust governed by the laws of the Province of Manitoba, Canada)

                                       2B

CUSIP NO. 02744L100

1.   Names of Reporting Person(s).
     I.R.S. Identification No(s). of above person(s) (entities only).
        I.G. Investment Management, Ltd.
        Reporting Person, a non-US entity, has no I.R.S. Identification Number.

2.   Check the Appropriate Box if a member of a Group (See Instructions)
     (a) [   ]
     (b) [   ]

3.   SEC Use Only

4.   Source of Funds (See Instructions)
     00 -- Funds from time to time committed to Investors Group Trust Co. Ltd. by Unitholders of Investors
     U.S. Growth Fund and Investors Global Fund for investment in Units of each of Investors U.S. Growth
     Fund and Investors Global Fund, respectively.

5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
     [   ]

6.   Citizenship or Place of Organization
     Canada

Number of Shares          7.      Sole Voting Power 0
Beneficially Owned        8.      Shared Voting Power 1,045,600
by Each Reporting         9.      Sole Dispositive Power 0
Person With               10.     Shared Dispositive Power 1,045,600

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,045,600

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
     [   ]

13.  Percent of Class Represented by Amount in Row (11):
     5.0%

14.  Type of Reporting Person (See Instructions)
     CO (Corporation governed by the Canada Business Corporations Act), IA (Canadian)

                                       2C

CUSIP NO. 02744L100

1.   Names of Reporting Person(s).
     I.R.S. Identification No(s). of above person(s) (entities only).
        Investors Group Trust Co. Ltd.
        Reporting Person, a non-US entity, has no I.R.S. Identification Number.

2.   Check the Appropriate Box if a member of a Group (See Instructions)
     (a) [   ]
     (b) [   ]

3.   SEC Use Only

4.   Source of Funds (See Instructions)
     00 -- Funds from time to time committed to Investors Group Trust Co. Ltd. by Unitholders of Investors
     U.S. Growth Fund and Investors Global Fund for investment in Units of each of Investors U.S. Growth
     Fund and Investors Global Fund, respectively.

5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
     [   ]

6.   Citizenship or Place of Organization
     Manitoba, Canada

Number of Shares          7.      Sole Voting Power 0
Beneficially Owned        8.      Shared Voting Power 1,045,600
by Each Reporting         9.      Sole Dispositive Power 0
Person With               10.     Shared Dispositive Power 1,045,600

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,045,600

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
     [   ]

13.  Percent of Class Represented by Amount in Row (11):
     5.0%

14.  Type of Reporting Person (See Instructions)
     CO (Corporation governed by the Manitoba Corporations Act)

                                       2D

CUSIP NO. 02744L100

1.   Name of Reporting Person(s).
     I.R.S. Identification No(s). of above person(s) (entities only).
        Investors Group Inc.
        Reporting Person, a non-US entity, has no I.R.S. Identification Number.

2.   Check the Appropriate Box if a member of a Group (See Instructions)
     (a) [   ]
     (b) [   ]

3.   SEC Use Only

4.   Source of Funds (See Instructions)
     00 -- Funds from time to time committed to Investors Group Trust Co. Ltd. by Unitholders of Investors
     U.S. Growth Fund and Investors Global Fund for investment in Units of each of Investors U.S. Growth
     Fund and Investors Global Fund, respectively.

5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
     [   ]

6.   Citizenship or Place of Organization
     Canada

Number of Shares          7.      Sole Voting Power 0
Beneficially Owned        8.      Shared Voting Power 1,045,600
by Each Reporting         9.      Sole Dispositive Power 0
Person With               10.     Shared Dispositive Power 1,045,600

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,045,600

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
     [   ]

13.  Percent of Class Represented by Amount in Row (11):
     5.0%

14.  Type of Reporting Person (See Instructions)
     CO (Corporation governed by the Canada Business Corporations Act), HC

                                       2E

CUSIP NO. 02744L100

1.   Name of Reporting Person(s).
     I.R.S. Identification No(s). of above person(s) (entities only).
        Investors Group Trustco Inc.
        Reporting Person, a non-US entity, has no I.R.S. Identification Number.

2.   Check the Appropriate Box if a member of a Group (See Instructions)
     (a) [   ]
     (b) [   ]

3.   SEC Use Only

4.   Source of Funds (See Instructions)
     00 -- Funds from time to time committed to Investors Group Trust Co. Ltd. by Unitholders of Investors
     U.S. Growth Fund and Investors Global Fund for investment in Units of each of Investors U.S. Growth
     Fund and Investors Global Fund, respectively.

5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
     [   ]

6.   Citizenship or Place of Organization
     Canada

Number of Shares          7.      Sole Voting Power 0
Beneficially Owned        8.      Shared Voting Power 1,045,600
by Each Reporting         9.      Sole Dispositive Power 0
Person With               10.     Shared Dispositive Power 1,045,600

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,045,600

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
     [   ]

13.  Percent of Class Represented by Amount in Row (11):
     5.0%

14.  Type of Reporting Person (See Instructions)
     CO (Corporation governed by the Canada Business Corporations Act), HC

                                       2F

         This Amendment 2 supplements and amends the original joint filing statement dated May 24, 1994, as amended by Amendment No. 1 dated June 8, 1994 by and on behalf of the following Reporting Persons signing this Amendment No. 2 to Schedule 13D and are hereafter referred to as the "Reporting Persons":
Investors Group Inc. ("IGI"), Investors Group Trustco Inc. ("Trustco"), Investors Group Trust Co. Ltd. (the "Trustee"), I.G. Investment Management, Ltd. (the "Management Company"), and Investors U.S. Growth Fund and Investors Global Fund (collectively, the "Funds").

ITEM 1.  SECURITY AND ISSUER.

                 The class of equity securities to which this amended statement on Schedule 13D relates is the Class A Common Stock (the "Common Stock" or the "Securities"), of American Media, Inc., a Delaware corporation (the "Issuer").


ITEM 2.  IDENTITY AND BACKGROUND.

         All of the Reporting Persons have their principal places of business at:

                          One Canada Centre
                          447 Portage Avenue
                          Winnipeg, Manitoba
                          R3C 3B6

         IGI is a corporation formed under the Canada Business Corporations Act. It is a diversified-financial services holding company.

         Trustco is a corporation formed under the Canada Business Corporations Act. It is a holding company.

         The Management Company is a corporation formed under the Canada Business Corporations Act. It provides management services to the Funds.

         The Trustee is a corporation formed under the Manitoba Corporations Act. It is the trustee for the Unitholders of the Funds and serves as the trustee for other open-end mutual fund trusts organized and affiliated with IGI.

         The Funds are open-end mutual fund trusts of which the Unitholders are beneficiaries established in accordance with a Declaration of Trust under the laws of Manitoba, Canada.

         IGI owns 100% of the issued and outstanding Class A Common Shares of Trustco. Trustco owns 100% of the issued and outstanding Class A Common Shares of the Management Company. Trustco also owns, directly or indirectly, 100% of the issued and outstanding Common Shares of the Trustee. Trustco, the Management Company, the Trustee, and the Funds are all ultimately controlled by IGI through its ownership of 100% of the issued and outstanding Class A Common Shares of Trustco.

         Power Financial Corporation owns 67.4% of the common stock of Investors Group Inc. Power Corporation of Canada, of which Mr. Paul Desmarais controls 67.7% of the voting power, owns 67.5% of the common stock of Power Financial Corporation.

         Schedule 1 annexed hereto sets forth the name, principal occupation or employment and address of each of the executive officers and directors of IGI, Trustco, the Management Company, and the Trustee and is incorporated herein by reference. All such executive officers and directors are Canadian citizens except as indicated on Schedule 1, and, during the last five years, none has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he or she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal (U.S.A.) or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Reporting Persons used an aggregate of approximately
$17,478,649.27 to purchase the Issuer's Common Stock reported as beneficially owned in Item 5 below. The Issuer's Common Stock was purchased with funds of Unitholders of each Fund from time to time committed to the Trustee for investment in Units of the Fund.

ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of the acquisition of the subject 1,045,600 shares of the Issuer's Common Stock was and is for investment only with no view to acquire or otherwise exercise control of or over the Issuer. The Funds may from time to time purchase additional shares of the Issuer's Common Stock and/or may from time to time sell any or all shares of Common Stock owned. None of the Reporting Persons has any commitment or other obligation to purchase or sell any shares of Common Stock of the Issuer, and the Management Company will do so on behalf of the Funds based upon the investment policies established by the Trustee for each Fund and the general and specific market conditions and the perceived prospects for the Issuer and the Issuer's Common Stock. In addition, the investment policy of each Fund limits its holdings in the stock of any issuer to 10% of the Fund's assets and to not more than 10% of any issuer's issued and outstanding common stock.

         Other than as described above, none of the Reporting Persons has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of the Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate number and percentage of Securities to which this Schedule 13D relates 1,045,600 shares of Common Stock, representing 5.0% of the 21,074,647 shares of the Issuer's Common Stock outstanding, as reported as being outstanding in the Issuer's Form 10-Q for the quarter ended December 30, 1996. The Reporting Persons beneficially own those Securities as follows:

                                                           Shares of                                 % of
                                                            Common                                 Class of
                   Name                                      Stock                               Common Stock
                   ----                                      -----                               ------------
Investors Group Inc.                                       1,045,600                                 5.0%
Investors Group Trustco Inc.                               1,045,600                                 5.0%
Investors Group Trust Co. Ltd.                             1,045,600                                 5.0%
I.G. Investment Management, Ltd.                           1,045,600                                 5.0%
Investors U.S. Growth Fund                                  949,800                                  4.5%
Investors Global Fund                                        95,800                                  0.5%

         (b) Under Sections 5.1 and 7.1 of the Declaration of Trust, the Trustee may be deemed to direct the disposition and voting of the shares of Issuer's Common Stock held by the Funds. However, IGI, Trustco, the Trustee and the Management Company may be deemed to beneficially own the subject 1,045,600 shares of the Issuer's Common Stock by virtue of the common officers and/or directors among IGI, Trustco, the Trustee and the Management Company, as indicated on Schedule I annexed hereto, and thus directly and indirectly share voting power and share dispositive power within the meaning of Rule 13d-3 under
Section 13(d) of the Securities Exchange Act of 1934 with respect to the subject 1,045,600 shares of Issuer's Common Stock.

         (c) The table below sets forth purchases of the Issuer's Common Stock by the Reporting Persons during the last sixty days. All of such purchases were effected by the Management Company on the New York Stock Exchange.


                                                                                         Approximate Price
                                                                                           Per Share ($)
                                                       Amount of Shares                    (exclusive of
                            Date                        Of Common Stock                    commissions)
                       March 13, 1997                       -1,000                             $5.63
                       March 13, 1997                       -9,000                             $5.63
                       March 14, 1997                       -1,000                             $5.57
                       March 14, 1997                       -9,000                             $5.57
                       March 17, 1997                       -1,000                             $5.64
                       March 17, 1997                       -9,000                             $5.64
                       March 18, 1997                       -1,000                             $5.71
                       March 18, 1997                       -9,000                             $5.71
                       March 19, 1997                       -1,000                             $5.71
                       March 19, 1997                       -9,000                             $5.71
                       March 20, 1997                       -1,000                             $5.72
                       March 20, 1997                       -9,000                             $5.72
                       March 21, 1997                       -3,000                             $5.90
                       March 21, 1997                       -27,000                            $5.90
                       March 24, 1997                       -1,000                             $5.63
                       March 24, 1997                       -9,000                             $5.63
                       March 25, 1997                       -1,000                             $5.61
                       March 25, 1997                       -9,000                             $5.61
                       March 26, 1997                       -1,000                             $5.50
                       March 26, 1997                       -9,000                             $5.50
                       March 27, 1997                        -700                              $5.50
                       March 27, 1997                       -6,200                             $5.50
                       March 31, 1997                       -1,300                             $5.60
                       March 31, 1997                       -11,800                            $5.60


         (d) Each Fund has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Common Stock held by it.

         (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Investors Group Trust Co. Ltd. is the Trustee of the Funds. The Funds themselves do not have any officers, although the Trust Declarations creating the Funds provide that officers can be appointed. The Trust Declarations for the Funds provide that the Trustee has the sole discretion to invest the assets of the Fund, vote portfolio securities, and borrow any money to the extent that the Trustee in its discretion deems necessary. The Trust Declarations further authorize the Trustee to retain a manager to carry out the investment function and expressly state that the Management Company is that manager unless and until replaced. Pursuant to an Investment Management and Service Agreement for each Fund, the

Management Company provides each Fund with day-to-day administrative services and with investment management services respecting transactions in securities of issuers in which the Fund may invest.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following Exhibits A, B, C, D, E, F and G are attached hereto:

Exhibit A:       Joint Filing Agreement

Exhibit B:       Power of Attorney to Edwin R. Buss, James Fossen or David M.
                 R. Cheop, as Attorney-in-Fact for Hugh Sanford Riley,
                 President and Chief Executive Officer of Investors Group Inc.

Exhibit C:       Power of Attorney to Edwin R. Buss, James Fossen or David M.
                 R. Cheop, as Attorney-in-Fact for Richard Elliot Archer,
                 President of Investors Group Trustco Inc.

Exhibit D:       Power of Attorney to Edwin R. Buss, James Lawson or David M.
                 R. Cheop, as Attorney-in-Fact for Robert Gibson Darling,
                 Vice-President of Investors Group Trust Co. Ltd.

Exhibit E:       Power of Attorney to Edwin R. Buss, James Lawson or David M.
                 R. Cheop, as Attorney-in-Fact for Alexander Scott Penman,
                 President of I.G. Investment Management, Ltd.

Exhibit F:       Power of Attorney to Edwin R. Buss, James Lawson or David M. R.
                 Cheop, as Attorney-in-Fact for Robert Gibson Darling,
                 Vice-President of Investors Group Trust Co. Ltd., as Trustee for Investors U.S. Growth Fund

Exhibit G:       Power of Attorney to Edwin R. Buss, James Lawson or David M. R.
                 Cheop, as Attorney-in-Fact for Robert Gibson Darling,
                 Vice-President of Investors Group Trust Co. Ltd., as Trustee for Investors Global Fund


                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 30, 1999                              INVESTORS GROUP INC.



                                           By:     /s/ Edwin R. Buss
                                                   -----------------------------
                                                   Edwin R. Buss, as
                                                   Attorney-in-Fact for
                                                   Hugh Sanford Riley,
                                                   President and Chief
                                                   Executive Officer of
                                                   Investors Group Inc.

June 30, 1999                              INVESTORS GROUP TRUSTCO INC.



                                           By:     /s/ Edwin R. Buss
                                                   -----------------------------
                                                   Edwin R. Buss, as
                                                   Attorney-in-Fact for
                                                   Richard Elliot Archer,
                                                   President of
                                                   Investors Group Trustco Inc.

June 30, 1999                              INVESTORS GROUP TRUST CO. LTD.



                                           By:     /s/ Edwin R. Buss
                                                   ---------------------------------------------------
                                                   Edwin R. Buss, as
                                                   Attorney-in-Fact for
                                                   Robert Gibson Darling,
                                                   Vice-President of
                                                   Investors Group Trust Co. Ltd.


June 30, 1999                              I.G. INVESTMENT MANAGEMENT, LTD.



                                           By:     /s/ Edwin R. Buss
                                                   ---------------------------------------------------
                                                   Edwin R. Buss, as
                                                   Attorney-in-Fact for
                                                   Alexander Scott Penman,
                                                   President of I.G. Investment Management, Ltd.


June 30, 1999                              INVESTORS U.S. GROWTH FUND



                                           By:     /s/ Edwin R. Buss
                                                   ---------------------------------------------------
                                                   Edwin R. Buss,
                                                   as Attorney-in-Fact for
                                                   Robert Gibson Darling,
                                                   Vice-President of
                                                   Investors Group Trust Co. Ltd.,
                                                   as Trustee for
                                                   Investors U.S. Growth Fund

June 30, 1999                              INVESTORS GLOBAL FUND



                                           By:     /s/ Edwin R. Buss
                                                   ---------------------------------------------------
                                                   Edwin R. Buss,
                                                   as Attorney-in-Fact for
                                                   Robert Gibson Darling,
                                                   Vice-President of
                                                   Investors Group Trust Co. Ltd.,
                                                   as Trustee for
                                                   Investors Global Fund

Schedule 1

The following sets forth certain information about directors and executive officers of Investors Group Inc., Investors Group Trustco Inc., Investors Group Trust Co. Ltd. and I.G. Investment Management, Ltd.

--------------------------------------------------------------------------------------------------------------------------
Name and Residence or Employment Address   Present Principal Occupation or               Office and Directorship(s) Held
and Citizenship, if not a Canadian         Employment; Name, Principal Business, and     in Reporting Persons
Citizen                                    Address in Which Such Employment is
                                           Conducted (if Different from
                                           Business Address of Employer)
--------------------------------------------------------------------------------------------------------------------------
James W. Burns, O.C.                       Deputy Chairman                               Director
751 Victoria Square                        Power Corporation of Canada                   Investors Group Inc.
Montreal, Quebec
H2Y 2J3 (business)
--------------------------------------------------------------------------------------------------------------------------
Andre Desmarais                            President & Co-Chief Executive Officer        Director
751 Victoria Square                        Power Corporation of Canada                   Investors Group Inc.
Montreal, Quebec
H2Y 2J3 (business)

--------------------------------------------------------------------------------------------------------------------------
Paul Desmarais, Jr.                        Chairman & Co-Chief Executive Officer         Director
751 Victoria Square                        Power Corporation of Canada                   Investors Group Inc.
Montreal, Quebec
H2Y 2J3 (business)
--------------------------------------------------------------------------------------------------------------------------
Paul G. Desmarais, P.C., C.C.              Chairman of the Executive Committee           Director
751 Victoria Square                        Power Corporation of Canada                   Investors Group Inc.
Montreal, Quebec
H2Y 2J3 (business)
--------------------------------------------------------------------------------------------------------------------------
J. David A. Jackson                        Chairman                                      Director
22nd Floor, P.O. Box 25                    Blake, Cassels & Graydon                      Investors Group Inc.
Commerce Court West
Toronto, Ontario
M5L 1A9 (business)
--------------------------------------------------------------------------------------------------------------------------
Wanda M. Dorosz                            President, Chief Executive Officer &          Director
150 King Street West                       Managing Partner                              Investors Group Inc.
Suite 1505, SunLife Tower                  Quorum Group of Companies
P.O. Box 5
Toronto, Ontario
M5H 1J9 (business)
--------------------------------------------------------------------------------------------------------------------------
Robert G. Graham                           Company Director                              Director
77 Avenue Road                                                                           Investors Group Inc.
Toronto, Ontario
M5R 3R8 (business)
--------------------------------------------------------------------------------------------------------------------------
Robert Gratton                             President & Chief Executive Officer           Director
751 Victoria Square                        Power Financial Corporation                   Investors Group Inc.
Montreal, Quebec
H2Y 2J3 (business)
--------------------------------------------------------------------------------------------------------------------------
Rt. Hon. Donald F. Mazankowski, P.C.       Company Director                              Director
P.O. Box 1350                                                                            Investors Group Inc.
5238 - 45 B. Avenue
Vegreville, Alberta
T9C 1S5 (business)
--------------------------------------------------------------------------------------------------------------------------
John S. McCallum                           Professor of Finance                          Director
Drake Centre, Room 462                     Faculty of Management                         Investors Group Inc.
Winnipeg, Manitoba                         University of Manitoba
R3T 2N2 (business)
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
Roy W. Piper                               Self-employed farmer                          Director
Box 160                                                                                  Investors Group Inc.
Elrose, Saskatchewan
S0L 0Z0 (business)
--------------------------------------------------------------------------------------------------------------------------
Susan Sherk                                Senior Consultant                             Director
Bonaventure Place                          AGRA Earth & Environmental                    Investors Group Inc.
95 Bonaventure Avenue
P.O. Box 2035, Station C
St. John's, Newfoundland
A1C 5R6 (business)
--------------------------------------------------------------------------------------------------------------------------
Hon. P. Michael Pitfield, P.C., Q.C.       Vice-Chairman                                 Director
751 Victoria Square                        Power Corporation of Canada                   Investors Group Inc.
Montreal, Quebec
H2Y 2J3 (business)
--------------------------------------------------------------------------------------------------------------------------
Michel Plessis-Belair, F.C.A.              Vice-Chairman & Chief Financial Officer       Director
751 Victoria Square                        Power Corporation of Canada                   Investors Group Inc.
Montreal, Quebec
H2Y 2J3 (business)
--------------------------------------------------------------------------------------------------------------------------
Gerard Veilleux, O.C., D.U.                President                                     Director
751 Victoria Square                        Power Communications Inc.                     Investors Group Inc.
Montreal, Quebec
H2Y 2J3 (business)
--------------------------------------------------------------------------------------------------------------------------
Daniel Johnson                             Counsel to McCarthy Tetrault                  Director
5th Floor - 1170 Peel                                                                    Investors Group Inc.
Montreal, Quebec
H3B 4S8 (business)

--------------------------------------------------------------------------------------------------------------------------
Hugh Sanford Riley                         President & Chief Executive Officer and       President & Chief Executive
447 Portage Avenue                         Director                                      Officer and Director
Winnipeg, Manitoba                         Investors Group Inc.                          Investors Group Inc.
Canada
R3C 3B6 (business)                         Director                                      Director
                                           Investors Group Trust Co. Ltd.                Investors Group Trust Co. Ltd.

                                           Director                                      Director
                                           I.G. Investment Management, Ltd.              I.G. Investment Management, Ltd.

                                           Director                                      Director
                                           Investors Group Trustco Inc.                  Investors Group Trustco Inc.
--------------------------------------------------------------------------------------------------------------------------
Michael A. Miller                          Executive Vice-President, Products and        Executive Vice-President,
447 Portage Avenue                         Distribution                                  Products and Distribution
Winnipeg, Manitoba                         Investors Group Inc.                          Investors Group Inc.
R3C 3B6 (business)
--------------------------------------------------------------------------------------------------------------------------
Richard Elliot Archer                      Executive Vice-President, Investments         Executive Vice-President,
447 Portage Avenue                         Investors Group Inc.                          Investments
Winnipeg, Manitoba                                                                       Investors Group Inc.
Canada
R3C 3B6 (business)                         Director                                      Director
                                           Investors Group Trust Co. Ltd.                Investors Group Trust Co. Ltd.


                                           Chairman of the Board and Director            Chairman of the Board and
                                           I.G. Investment Management, Ltd.              Director
                                                                                         I.G. Investment Management, Ltd.

                                           Director and President                        Director and President
                                           Investors Group Trustco Inc.                  Investors Group Trustco Inc.



--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
Dale Alwyn George Parkinson                Executive Vice-President                      Executive Vice-President
447 Portage Avenue                         Investors Group Inc.                          Investors Group Inc.
Winnipeg, Manitoba
Canada                                     Chairman of the Board and Director            Chairman of the Board and
R3C 3B6 (business)                         Investors Group Trust Co. Ltd.                Director
                                                                                         Investors Group Trust Co. Ltd.

                                           Director                                      Director
                                           I.G. Investment Management, Ltd.              I.G. Investment Management, Ltd.

                                           Director and Chairman                         Director and Chairman
                                           Investors Group Trustco Inc.                  Investors Group Trustco Inc.

--------------------------------------------------------------------------------------------------------------------------
W. Gary Wilton                             Executive Vice-President, Client and          Executive Vice-President, Client
447 Portage Avenue                         Information Services                          and Information Services
Winnipeg, Manitoba                         Investors Group Inc.                          Investors Group Inc.
R3C 3B6 (business)
--------------------------------------------------------------------------------------------------------------------------
William Terrence Wright, Q.C.              Senior Vice-President, General Counsel &      Senior Vice-President, General
447 Portage Avenue                         Secretary                                     Counsel & Secretary
Winnipeg, Manitoba                         Investors Group Inc.                          Investors Group Inc.
R3C 3B6 (business)
                                           President and Chief Executive Officer         President and Chief Executive
                                           Investors Group Trust Co. Ltd.                Officer
                                                                                         Investors Group Trust Co. Ltd.

                                           Secretary                                     Secretary
                                           I.G. Investment Management, Ltd.              I.G. Investment Management, Ltd.

                                           Director, Senior Vice-President, General      Director, Senior Vice-President,
                                           Counsel & Secretary                           General Counsel & Secretary
                                           Investors Group Trustco Inc.                  Investors Group Trustco Inc.
--------------------------------------------------------------------------------------------------------------------------
Gregory D. Tretiak                         Senior Vice-President, Finance                Senior Vice-President, Finance
447 Portage Avenue                         Investors Group Inc.                          Investors Group Inc.
Winnipeg, Manitoba
R3C 3B6 (business)                         Senior Vice-President, Finance                Senior Vice-President, Finance
                                           Investors Group Trustco Inc.                  Investors Group Trustco Inc.

--------------------------------------------------------------------------------------------------------------------------
Jean-Guy Gourdeau                          Senior Vice-President, Strategic              Senior Vice-President, Strategic
447 Portage Avenue                         Initiatives                                   Initiatives
Winnipeg, Manitoba                         Investors Group Inc.                          Investors Group Inc.
R3C 3B6 (business)
--------------------------------------------------------------------------------------------------------------------------
Sandra A. Metraux                          Senior Vice-President, Marketing              Senior Vice-President, Marketing
447 Portage Avenue                         Investors Group Inc.                          Investors Group Inc.
Winnipeg, Manitoba
R3C 3B6 (business)                         Vice-President, Marketing                     Vice-President, Marketing
                                           Investors Group Trustco Inc.                  Investors Group Trustco Inc.
Citizen of the United States of America
--------------------------------------------------------------------------------------------------------------------------
Kevin E. Regan                             Senior Vice-President, Sales                  Senior Vice-President, Sales
447 Portage Avenue                         Investors Group Inc.                          Investors Group Inc.
Winnipeg, Manitoba
R3C 3B6 (business)                         Vice-President, Sales Administration          Vice-President, Sales
                                           Investors Group Trustco Inc.                  Administration
                                                                                         Investors Group Trustco Inc.

--------------------------------------------------------------------------------------------------------------------------
Glen A. Torgerson                          Senior Vice-President, Sales                  Senior Vice-President, Sales
447 Portage Avenue                         Investors Group Inc.                          Investors Group Inc.
Winnipeg, Manitoba
R3C 3B6 (business)                         Vice-President, Sales                         Vice-President, Sales
                                           Investors Group Trustco Inc.                  Investors Group Trustco Inc.
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
Scott A. Penman                            Senior Vice-President, Equities               Senior Vice-President, Equities
447 Portage Avenue                         Investors Group Inc.                          Investors Group Inc.
Winnipeg, Manitoba
R3C 3B6 (business)                         President and Managing Partner and            President and Managing Partner
                                           Director                                      and Director
                                           I.G. Investment Management, Ltd.              I.G. Investment Management, Ltd.
--------------------------------------------------------------------------------------------------------------------------
Alan Brownridge                            Senior Vice-President, Bonds                  Senior Vice-President, Bonds
447 Portage Avenue                         Investors Group Inc.                          Investors Group Inc.
Winnipeg, Manitoba
R3C 3B6 (business)                         Managing Partner                              Managing Partner
                                           I.G. Investment Management, Ltd.              I.G. Investment Management, Ltd.
--------------------------------------------------------------------------------------------------------------------------
Robert G. Darling                          Senior Vice-President, Securities             Senior Vice-President,
447 Portage Avenue                         Investors Group Inc.                          Securities
Winnipeg, Manitoba                                                                       Investors Group Inc.
R3C 3B6 (business)
                                           Vice-President                                Vice-President
                                           Investors Group Trust Co. Ltd.                Investors Group Trust Co. Ltd.

                                           Senior Vice-President, Securities and         Senior Vice-President,
                                           Director                                      Securities and Director
                                           I.G. Investment Management, Ltd.              I.G. Investment Management, Ltd.

--------------------------------------------------------------------------------------------------------------------------
Domenic Grestoni                           Senior Vice-President, Corporate              Senior Vice-President, Corporate
447 Portage Avenue                         Investments                                   Investments
Winnipeg, Manitoba                         Investors Group Inc.                          Investors Group Inc.
R3C 3B6 (business)
                                           Vice-President, Corporate Investments         Vice-President, Corporate
                                           Investors Group Trustco Inc.                  Investments
                                                                                         Investors Group Trustco Inc.

                                           Assistant Secretary                           Assistant Secretary
                                           Investors Group Trust Co. Ltd.                Investors Group Trust Co. Ltd.

                                           Managing Partner                              Managing Partner
                                           I.G. Investment Management, Ltd.              I.G. Investment Management, Ltd.
--------------------------------------------------------------------------------------------------------------------------
Brian C. Weatherby                         Senior Vice-President, Taxation               Senior Vice-President, Taxation
447 Portage Avenue                         Investors Group Inc.                          Investors Group Inc.
Winnipeg, Manitoba
R3C 3B6 (business)                         Vice-President, Taxation                      Vice-President, Taxation
                                           Investors Group Trustco Inc.                  Investors Group Trustco Inc.
--------------------------------------------------------------------------------------------------------------------------
Murray Kilfoyle                            Senior Vice-President, Client Services        Senior Vice-President, Client
447 Portage Avenue                         Investors Group Inc.                          Services
Winnipeg, Manitoba                                                                       Investors Group Inc.
R3C 3B6 (business)                         Vice-President, Client Administration
                                           Investors Group Inc.                          Vice-President, Client
                                                                                         Administration
                                                                                         Investors Group Inc.
--------------------------------------------------------------------------------------------------------------------------
Ronald D. Saull                            Senior Vice-President and Chief               Senior Vice-President and Chief
447 Portage Avenue                         Information Officer                           Information Officer
Winnipeg, Manitoba                         Investors Group Inc.                          Investors Group Inc.
R3C 3B6 (business)
--------------------------------------------------------------------------------------------------------------------------
Richard W. Irish                           Associate Secretary                           Associate Secretary
447 Portage Avenue                         Investors Group Inc.                          Investors Group Inc.
Winnipeg, Manitoba
R3C 3B6 (business)
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
William Warren, Q.C.                       Partner                                        Director
1413 - 2nd Street S.W.                     Warren Tettensor                               Investors Group Trust Co. Ltd.
Calgary, Alberta
T2R 0W7 (business)
--------------------------------------------------------------------------------------------------------------------------
Honourable Otto Lang, P.C., Q.C.           Chief Executive Officer                        Director
570 - 444 St. Mary Avenue                  Centra Gas                                     Investors Group Trust Co. Ltd.
Winnipeg, Manitoba
R3C 3T1 (business)

--------------------------------------------------------------------------------------------------------------------------
Wayne Stanley Walker                       Retired                                        Director
447 Portage Avenue                                                                        Investors Group Trust Co. Ltd.
Winnipeg, Manitoba
Canada
R3C 3B6 (business)

--------------------------------------------------------------------------------------------------------------------------
D.A.A. Ammeter                             Vice President, Financial Planning             Vice President, Financial
447 Portage Avenue                         Investors Group Trustco Inc.                   Planning
Winnipeg, Manitoba                                                                        Investors Group Trustco Inc.
Canada
R3C 3B6 (business)
--------------------------------------------------------------------------------------------------------------------------
J. Wiltshire                               Vice President,  Marketing Investment          Vice President,  Marketing
447 Portage Avenue                         Products                                       Investment Products
Winnipeg, Manitoba                         Investors Group Trustco Inc.                   Investors Group Trustco Inc.
Canada
R3C 3B6 (business)
--------------------------------------------------------------------------------------------------------------------------
S. Fitzhenry                               Vice President, Product Marketing              Vice President, Product
447 Portage Avenue                         Investors Group Trustco Inc.                   Marketing
Winnipeg, Manitoba                                                                        Investors Group Trustco Inc.
Canada
R3C 3B6 (business)
--------------------------------------------------------------------------------------------------------------------------
L. Perreault                               Vice President, Communications                 Vice President,
447 Portage Avenue                         Investors Group Trustco Inc.                   Communications
Winnipeg, Manitoba                                                                        Investors Group Trustco Inc.
Canada
R3C 3B6 (business)
--------------------------------------------------------------------------------------------------------------------------
Brian Victor Jones                         Vice President,  Client Services               Vice President,  Client
447 Portage Avenue                         Investors Group Trustco Inc.                   Services
Winnipeg, Manitoba                                                                        Investors Group Trustco Inc.
Canada                                     Vice-President
R3C 3B6 (business)                         Investors Group Trust Co. Ltd.                 Vice-President
                                                                                          Investors Group Trust Co. Ltd.
--------------------------------------------------------------------------------------------------------------------------
J.B. McKay                                 Vice President,  Human Resources               Vice President,  Human
447 Portage Avenue                         Investors Group Trustco Inc.                   Resources
Winnipeg, Manitoba                                                                        Investors Group Trustco Inc.
Canada
R3C 3B6 (business)
--------------------------------------------------------------------------------------------------------------------------
A.J. Knowles                               Vice President, Training and                   Vice President,
447 Portage Avenue                         Development                                    Training and Development
Winnipeg, Manitoba                         Investors Group Trustco Inc.                   Investors Group Trustco Inc.
Canada
R3C 3B6 (business)
--------------------------------------------------------------------------------------------------------------------------
J.  Hunek                                  Vice President, Application Development        Vice President, Application
447 Portage Avenue                         Services                                       Development Services
Winnipeg, Manitoba                         Investors Group Trustco Inc.                   Investors Group Trustco Inc.
Canada
R3C 3B6 (business)
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
Rod DeVos                                  Vice President, Financial Services             Vice President,
447 Portage Avenue                         Systems                                        Financial Services Systems
Winnipeg, Manitoba                         Investors Group Trustco Inc.                   Investors Group Trustco Inc.
Canada
R3C 3B6 (business)
--------------------------------------------------------------------------------------------------------------------------
David Cheop, Q.C.                          Vice President, Corporate Compliance           Vice President, Corporate
447 Portage Avenue                         Investors Group Trustco Inc.                   Compliance
Winnipeg, Manitoba                                                                        Investors Group Trustco Inc.
Canada
R3C 3B6 (business)
--------------------------------------------------------------------------------------------------------------------------
Craig Johnston                             Vice President, Internal Audit                 Vice President,
447 Portage Avenue                         Investors Group Trustco Inc.                   Internal Audit
Winnipeg, Manitoba                                                                        Investors Group Trustco Inc.
Canada
R3C 3B6 (business)
--------------------------------------------------------------------------------------------------------------------------
Betty Jane Wylie                           Author                                         Director
R.R. #1                                                                                   Investors Group Trust Co. Ltd.
Mactier, Ontario
P0C 1H0
--------------------------------------------------------------------------------------------------------------------------
Jean-Claude Bachand                        Lawyer                                         Director
Suite 3900                                 Byers Casgrain                                 Investors Group Trust Co. Ltd.
1, Place Ville-Marie
Montreal, Quebec
H3B 4M7 (business)
--------------------------------------------------------------------------------------------------------------------------
Sylvie Bernier                             Director                                       Director
616 Cote du Rhone                                                                         Investors Group Trust Co. Ltd.
Rosemere, Quebec
J7A 4N5 (business)
--------------------------------------------------------------------------------------------------------------------------
Roger George Joseph Blanchette             Treasurer                                      Treasurer
447 Portage Avenue                         Investors Group Trustco Inc.                   Investors Group Trustco Inc.
Winnipeg, Manitoba
Canada                                     Vice-President, Finance and                    Vice-President, Finance and
R3C 3B6 (business)                         Compliance Officer                             Compliance Officer
                                           Investors Group Trust Co. Ltd.                 Investors Group Trust Co. Ltd.
--------------------------------------------------------------------------------------------------------------------------
Donna Lynn Janovcik                        Secretary                                      Secretary
447 Portage Avenue                         Investors Group Trustco Inc.                   Investors Group Trustco Inc.
Winnipeg, Manitoba
Canada                                     Secretary                                      Secretary
R3C 3B6 (business)                         Investors Group Trust Co. Ltd.                 Investors Group Trust Co. Ltd.
--------------------------------------------------------------------------------------------------------------------------
William Donald Chornous                    Partner                                        Partner
447 Portage Avenue                         I.G. Investment Management, Ltd.               I.G. Investment Management,
Winnipeg, Manitoba                                                                        Ltd.
Canada
R3C 3B6 (business)
--------------------------------------------------------------------------------------------------------------------------
Tighe Alan McManus                         Partner                                        Partner
447 Portage Avenue                         I.G. Investment Management, Ltd.               I.G. Investment Management,
Winnipeg, Manitoba                                                                        Ltd.
Canada
R3C 3B6 (business)
--------------------------------------------------------------------------------------------------------------------------
Geoff Barth                                Partner                                        Partner
447 Portage Avenue                         I.G. Investment Management, Ltd.               I.G. Investment Management,
Winnipeg, Manitoba                                                                        Ltd.
Canada
R3C 3B6 (business)
--------------------------------------------------------------------------------------------------------------------------

Paul Hancock                               Partner                                        Partner
447 Portage Avenue                         I.G. Investment Management, Ltd.               I.G. Investment Management,
Winnipeg, Manitoba                                                                        Ltd.
Canada
R3C 3B6 (business)
--------------------------------------------------------------------------------------------------------------------------
Jeff Hall                                  Partner                                        Partner
447 Portage Avenue                         I.G. Investment Management, Ltd.               I.G. Investment Management,
Winnipeg, Manitoba                                                                        Ltd.
Canada
R3C 3B6 (business)
--------------------------------------------------------------------------------------------------------------------------
Kevin Nyysola                              Partner                                        Partner
447 Portage Avenue                         I.G. Investment Management, Ltd.               I.G. Investment Management,
Winnipeg, Manitoba                                                                        Ltd.
R3C 3B6 (business)
--------------------------------------------------------------------------------------------------------------------------
Allan Patrick Brown                        Partner                                        Partner
447 Portage Avenue                         I.G. Investment Management, Ltd.               I.G. Investment Management,
Winnipeg, Manitoba                                                                        Ltd.
R3C 3B6 (business)
--------------------------------------------------------------------------------------------------------------------------
Donald Bruce Smith                         Vice-President, Mortgage Sales                 Vice-President, Mortgage Sales
447 Portage Avenue                         I.G. Investment Management, Ltd.               I.G. Investment Management,
Winnipeg, Manitoba                                                                        Ltd.
Canada
R3C 3B6 (business)
--------------------------------------------------------------------------------------------------------------------------
Murray James Mitchell                      Vice-President, Real Estate and Portfolio      Vice-President, Real Estate and
447 Portage Avenue                         Manager                                        Portfolio Manager
Winnipeg, Manitoba                         I.G. Investment Management, Ltd.               I.G. Investment Management,
Canada                                                                                    Ltd.
R3C 3B6 (business)
--------------------------------------------------------------------------------------------------------------------------
Michele Helen Peterson                     Vice-President, Mortgages, Ontario Region      Vice-President, Mortgages,
Suite 210                                  I.G. Investment Management, Ltd.               Ontario Region
200 Yorkland Blvd.                                                                        I.G. Investment Management,
Toronto  ON                                                                               Ltd.
M2J 5C1
--------------------------------------------------------------------------------------------------------------------------
Barry Schaefer                             Regional Vice-President, Mortgages, Western    Regional Vice-President,
447 Portage Avenue                         Canada                                         Mortgages, Western Canada
Winnipeg, Manitoba                         I.G. Investment Management, Ltd.               I.G. Investment Management,
R3C 3B6 (business)                                                                        Ltd.
--------------------------------------------------------------------------------------------------------------------------
Andre Goudreau                             Regional Vice-President, Mortgages, Eastern    Regional Vice-President,
447 Portage Avenue                         Canada                                         Mortgages, Eastern Canada
Winnipeg, Manitoba                         I.G. Investment Management, Ltd.               I.G. Investment Management,
R3C 3B6 (business)                                                                        Ltd.
--------------------------------------------------------------------------------------------------------------------------

Exhibit A

                             Joint Filing Agreement


                 In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on
Schedule 13D (including amendments thereto) with respect to the Class A Common Stock of American Media, Inc., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

                 IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 30th day of June, 1999.


                                           INVESTORS GROUP INC.



                                           By:     /s/ Edwin R. Buss
                                                   ---------------------------------------------------
                                                   Edwin R. Buss, as
                                                   Attorney-in-Fact for
                                                   Hugh Sanford Riley,
                                                   President and Chief
                                                   Executive Officer of
                                                   Investors Group Inc.

                                           INVESTORS GROUP TRUSTCO INC.



                                           By:     /s/ Edwin R. Buss
                                                   ---------------------------------------------------
                                                   Edwin R. Buss, as
                                                   Attorney-in-Fact for
                                                   Richard Elliot Archer,
                                                   President of
                                                   Investors Group Trustco Inc.

                                           INVESTORS GROUP TRUST CO. LTD.



                                           By:     /s/ Edwin R. Buss
                                                   ---------------------------------------------------
                                                   Edwin R. Buss, as
                                                   Attorney-in-Fact for
                                                   Robert Gibson Darling,
                                                   Vice-President
                                                   Investors Group Trust Co. Ltd.

                                           I.G. INVESTMENT MANAGEMENT, LTD.



                                           By:     /s/ Edwin R. Buss
                                                   ---------------------------------------------------
                                                   Edwin R. Buss, as
                                                   Attorney-in-Fact for
                                                   Alexander Scott Penman,
                                                   President of I.G. Investment Management, Ltd.

                                           INVESTORS U.S. GROWTH FUND



                                           By:     /s/ Edwin R. Buss
                                                   ---------------------------------------------------
                                                   Edwin R. Buss,
                                                   as Attorney-in-Fact for
                                                   Robert Gibson Darling,
                                                   Vice-President of
                                                   Investors Group Trust Co. Ltd.,
                                                   as Trustee for
                                                   Investors U.S. Growth Fund

                                           INVESTORS GLOBAL FUND



                                           By:     /s/ Edwin R. Buss
                                                   ---------------------------------------------------
                                                   Edwin R. Buss,
                                                   as Attorney-in-Fact for
                                                   Robert Gibson Darling,
                                                   Vice-President of
                                                   Investors Group Trust Co. Ltd.,
                                                   as Trustee for
                                                   Investors Global Fund

Exhibit B
                               Power of Attorney


                 KNOW ALL MEN BY THESE PRESENTS, THAT I, Hugh Sanford Riley, President and Chief Executive Officer of Investors Group Inc., have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Fossen or David M. R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of Investors Group Inc. any and all statements on Schedule 13D under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

                 IN WITNESS WHEREOF, I have hereunto set my hand and seal this 4th day of December, 1998.


                                        /s/     Hugh Sanford Riley
                                        -----------------------------------
                                                  Hugh Sanford Riley


                 BE IT KNOWN, that on this 4th day of December, 1998, before me Douglas E. Jones, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Hugh Sanford Riley, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

                 IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.


                                        /s/     Douglas E. Jones
                                        -----------------------------------
                                                 Notary Public

Exhibit C
                               Power of Attorney


                 KNOW ALL MEN BY THESE PRESENTS, THAT I, Richard Elliot Archer, President of Investors Group Trustco Inc., have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Fossen or David M. R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of Investors Group Trustco Inc. any and all statements on Schedule 13D under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

                 IN WITNESS WHEREOF, I have hereunto set my hand and seal this 4th day of December, 1998.


                                        /s/     Richard Elliot Archer
                                        -----------------------------------
                                                  Richard Elliot Archer


                 BE IT KNOWN, that on this 4th day of December, 1998, before me Douglas E. Jones, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Richard Elliot Archer, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

                 IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.


                                        /s/     Douglas E. Jones
                                        -----------------------------------
                                                 Notary Public

Exhibit D
                               Power of Attorney


                 KNOW ALL MEN BY THESE PRESENTS, THAT I, Robert Gibson Darling, Vice-President of Investors Group Trust Co. Ltd., have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Lawson or David M. R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of Investors Group Trust Co. Ltd. any and all statements on Schedule 13D under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

                 IN WITNESS WHEREOF, I have hereunto set my hand and seal this 14th day of May, 1999.


                                        /s/     Robert Gibson Darling
                                        -----------------------------------
                                                Robert Gibson Darling


                 BE IT KNOWN, that on this 14th day of May, 1999, before me Martin Gutnik, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Robert Gibson Darling, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

                 IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.


                                        /s/     Martin Gutnik
                                        -----------------------------------
                                                Notary Public

Exhibit E
                               Power of Attorney


                 KNOW ALL MEN BY THESE PRESENTS, THAT I, Alexander Scott Penman, President of I.G. Investment Management, Ltd., have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Lawson or David M. R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of I.G. Investment Management, Ltd. any and all statements on Schedule 13D under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

                 IN WITNESS WHEREOF, I have hereunto set my hand and seal this 19th day of March, 1999.


                                        /s/     Alexander Scott Penman
                                        -----------------------------------
                                                Alexander Scott Penman


                 BE IT KNOWN, that on this 19th day of March, 1999, before me Douglas E. Jones, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Alexander Scott Penman, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

                 IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.


                                        /s/     Douglas E. Jones
                                        -----------------------------------
                                                Notary Public

Exhibit F
                               Power of Attorney


                 KNOW ALL MEN BY THESE PRESENTS, THAT I, Robert Gibson Darling, Vice-President of Investors Group Trust Co. Ltd., as Trustee for Investors U.S. Growth Fund, have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Lawson or David M. R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of Investors U.S. Growth Fund any and all statements on
Schedule 13D under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

                 IN WITNESS WHEREOF, I have hereunto set my hand and seal this 14th day of May, 1999.


                                        /s/     Robert Gibson Darling
                                        -----------------------------------
                                                Robert Gibson Darling


                 BE IT KNOWN, that on this 14th day of May, 1999, before me Martin Gutnik, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Robert Gibson Darling, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

                 IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.


                                        /s/     Martin Gutnik
                                        -----------------------------------
                                                Notary Public

Exhibit G
                               Power of Attorney


                 KNOW ALL MEN BY THESE PRESENTS, THAT I, Robert Gibson Darling, Vice-President of Investors Group Trust Co. Ltd., as Trustee for Investors Global Fund, have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Lawson or David M. R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of Investors Global Fund any and all statements on
Schedule 13D under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

                 IN WITNESS WHEREOF, I have hereunto set my hand and seal this 14th day of May, 1999.


                                        /s/     Robert Gibson Darling
                                        -----------------------------------
                                                Robert Gibson Darling


                 BE IT KNOWN, that on this 14th day of May, 1999, before me Martin Gutnik, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Robert Gibson Darling, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

                 IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.


                                        /s/     Martin Gutnik
                                        -----------------------------------
                                                Notary Public